Exhibit 99.2

February 17, 2016

The Board of Directors

Jumei International Holding Limited (the “Company”), 20F, Tower B, Central Point Plaza,

No.11 Dongzhimen South Avenue, Dongcheng District, 100007 Beijing PRC

Dear Sirs:

Mr. Leo Ou Chen, Founder, Chairman of the Board of Directors and CEO of the Company, Mr. Yusen Dai, Co-founder, Director and Vice President of Products of the Company, and Sequoia Capital China II L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II, L.P. (collectively referred to as the “Sequoia funds” and together with Mr. Chen and Mr. Dai, the “Buyer Group”), are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) of the Company not owned by the Buyer Group in a going-private transaction (the “Acquisition”). Our proposed purchase price is US$ 7.0 per American depositary share of the Company (“ADS”, each representing one Share) in cash. The Buyer Group and their affiliates beneficially own approximately 54.4% of all the issued and outstanding Shares of the Company, which represent approximately 90.1% of the aggregate voting power of the Company.

We believe that our proposed price provides an attractive opportunity to the Company’s shareholders. This price represents a premium of 26.6 % above the average closing price of the Company’s ADSs over the last 10 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.	Buyer Group. Members of the Buyer Group intend to enter into a consortium agreement, pursuant to which members of the Buyer Group will agree to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition.

2.	Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$ 7.0 per ADS, or US$7.0 per Share (the “Offer Price”), in cash.

3.	Financing. We intend to finance the Acquisition with a combination of debt and/or equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by third-party loans, if required. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.	Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company (the “Board”) to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.	Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D to disclose this proposal. We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.	Process. We believe that the Acquisition will provide value to the Company’s shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group does not already own, and that the Buyer Group does not intend to sell their stake in the Company to a third party.

8.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

* * * * *

In closing, each of us would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact any of us. We look forward to speaking with you.

Leo Ou Chen

/s/ Leo Ou Chen
Leo Ou Chen

Yusen Dai

/s/ Yusen Dai
Yusen Dai

Sequoia Capital China II, L.P.
Sequoia Capital China Partners Fund II, L.P.
Sequoia Capital China Principals Fund II, L.P.

By: Sequoia Capital China Management II, L.P. A Cayman Islands exempted limited partnership General Partner of Each

By: SC China Holding Limited
A Cayman Islands limited liability company Its General Partner

SIGNED by /s/ Wendy Kok
Name: Wendy Kok
Authorized Signatory